UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Archer Aviation Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03945R 102

(CUSIP Number)

Adam Goldstein

c/o Archer Aviation Inc.

190 West Tasman Drive

San Jose, CA 95134

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended  (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03945R102	2 of 10 Pages

1.	Name of Reporting Person I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adam Goldstein
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 6,461,653 (1)
	8.	Shared Voting Power 27,856,278 (1)
	9.	Sole Dispositive Power 6,461,653 (1)
	10.	Shared Dispositive Power 27,856,278 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,317,931(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of: (i) 6,461,653 shares of Class B Common Stock of Archer Aviation Inc. (the “Issuer”) held directly by Adam Goldstein (“Mr. Goldstein”); (ii) 100,000 shares of Class A Common Stock held directly by Capri Growth LLC (“Capri”), a Delaware limited liability company; and (iii) 27,756,278 shares of Class B Common Stock held directly by Capri. Mr. Goldstein is the sole managing member of Capri and, as such, has voting and investment discretion with respect to the securities directly held by it. Shares of the Issuer’s Class B Common Stock are convertible at any time into shares of the Issuer’s Class A Common Stock at the election of the holder or automatically upon certain transfers.

(2)	The percentage in row 13 is calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on an aggregate 174,288,615 shares of Class A Common Stock outstanding as of June 27, 2022, based on information provided by the Issuer.

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1.	Name of Reporting Person I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capri Growth LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,856,278(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,856,278(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,856,278(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of: (i) 100,000 shares of the Issuer’s Class A Common Stock held directly by Capri and (iii) 27,756,278 shares of Class B Common Stock held directly by Capri. Mr. Goldstein is the sole managing member of Capri and, as such, has voting and investment discretion with respect to the securities directly held by it.

(2)	The percentage in row 13 is calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate 174,288,615 shares of Class A Common Stock outstanding as of June 27, 2022, based on information provided by the Issuer.

CUSIP No. 03945R102	4 of 10 Pages

Amendment No. 1 to Schedule 13D

This Amendment Number 1 (this “Amendment”) amends the statement on Schedule 13D (the “Schedule 13D”) initially filed with the United States Securities and Exchange Commission (the “SEC”) by Adam Goldstein on September 27, 2021 with respect to the Class A Common Stock (the “Class A Common Stock”), par value $0.0001 per share, of Archer Aviation Inc. (the “Issuer”), a Delaware corporation. This Amendment is being filed in connection with a transaction that was entered into solely for the purpose of offsetting certain tax liabilities and other related costs incurred by Adam Goldstein in connection with the previous settlement of 5,002,306 performance-based restricted stock units pursuant to the Founder Grant (defined in Item 6, hereinbelow) granted to him immediately prior to the closing of the Issuer’s business combination in September 2021. Mr. Goldstein does not currently intend to make future sales other than as may be necessary to cover future tax liability in connection with any future vesting of the remaining tranches of his Founder Grant. Following the sale, Mr. Goldstein still maintains beneficial ownership of an aggregate 34,317,931 million shares, representing approximately 40.4% of the voting power of the Issuer’s common stock outstanding. This transaction was a broker-assisted sale, with the prior approval of the Issuer’s Board of Directors.

This Amendment is being filed in accordance with Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report a decrease in Adam Goldstein’s beneficial ownership of the Issuer’s securities.

This Amendment amends and supplements the Schedule 13D as set forth herein. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to them in the Schedule 13D. Information given in response to each Item shall be deemed incorporated by reference in all other Items of the Schedule 13D, as amended.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The statement on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Archer Aviation Inc., a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 190 West Tasman Drive, San Jose, CA 95134.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Amendment is being filed jointly by Adam Goldstein (Mr. Goldstein”) and Capri Growth LLC (“Capri” and, together with Mr. Goldstein, the “Reporting Persons”).

(b)	The business address of each of the Reporting Persons is c/o Archer Aviation Inc., 190 West Tasman Drive, San Jose, CA 95134.

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(c)	The present principal occupation of each of the Reporting Persons is as follows:

i.	Mr. Goldstein is the Issuer’s Chief Executive Officer and a member of its Board of Directors. The aforementioned business is primarily conducted at the Issuer’s offices at 190 West Tasman Drive, San Jose, CA 95134.

ii.	Capri is a limited liability company organized under the laws of the State of Delaware. Capri is a private investment entity that seeks appreciation of the assets held by it, for the benefit of its sole managing member, Mr. Goldstein. Capri’s business is primarily conducted at: c/o Archer Aviation Inc., 190 West Tasman Drive, San Jose, CA 95134.

(d)	During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Goldstein is a citizen of the United States. Capri is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to the Business Combination Agreement, dated February 10, 2021, as amended and restated on July 29, 2021 (the “Business Combination Agreement”), by and among Atlas Crest Investment Corp. (the “Issuer”), Artemis Acquisition Sub Inc. (“Merger Sub”) and Archer Aviation Inc. (“Legacy Archer”), a business combination of Legacy Archer and the Issuer was effectuated by the merger of Merger Sub with and into Legacy Archer, with Legacy Archer, renamed Archer Aviation Operating Corp., surviving the merger (the “Surviving Entity”) as a wholly-owned subsidiary of the Issuer (the “Merger,” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”).

Upon consummation of the Business Combination on September 16, 2021 (the “Closing Date”), the Issuer changed its name from Atlas Crest Investment Corp. to Archer Aviation Inc., and each issued and outstanding share of the common stock of Legacy Archer was canceled and exchanged (the “Exchange”) for approximately 1.00656519 shares of the Issuer’s Class B Common Stock (“Class B Common Stock”). Pursuant to the Amended and Restated Certificate of Incorporation of the Issuer as adopted on the Closing Date, shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock, on a one-for-one basis, at the election of the holder or automatically upon certain transfers.

In accordance with the terms of the Business Combination, on the Closing Date and by virtue of the Exchange, Mr. Goldstein acquired: (i) 4,159,347 shares of Class B Common Stock and (ii) the right to receive an additional 5,002,306 shares of Class B Common Stock within sixty days of the Closing Date in connection with the vesting and settlement of an equal number of performance-based restricted stock units (the “First Tranche PRSUs”), for which the performance conditions were determined to have been met as of the Closing Date, and which First Tranche PRSUs comprised one quarter of the Founder Grant. Settlement of the First Tranche PRSUs for shares of Class B Common Stock was deferred pursuant to the Founder Grant award agreement previously entered into by and between Mr. Goldstein and Legacy Archer, which agreement is discussed more specifically in Item 6, hereinbelow. The First Tranche PRSUs were subsequently settled and delivered to Mr. Goldstein as soon as reasonably practical thereafter, on April 14, 2022.

CUSIP No. 03945R102	6 of 10 Pages

In accordance with the terms of the Business Combination, on the Closing Date and by virtue of the Exchange, Capri acquired 27,756,278 shares of Class B Common Stock.

Concurrent with the closing of the Business Combination, Capri also acquired 100,000 shares of Class A Common Stock, at a price of $10.00 per share, pursuant to a subscription agreement (the “PIPE Subscription Agreement”) entered by and between Capri and the Issuer on the Closing Date.

Other than the First Tranche PRSUs, all of the shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Persons were acquired on the Closing Date pursuant to the Exchange in respect of each Reporting Person’s previously owned shares of Legacy Archer. The source of funds for Mr. Goldstein’s payment of the original purchase price for his shares of Legacy Archer common stock, which were exchanged for the Issuer’s Class B Common Stock on the Closing Date, was his personal funds. The source of funds for Capri’s payment of the original purchase price for its shares of Legacy Archer common stock was its working capital, derived from a contribution of personal funds to Capri by Mr. Goldstein.

Mr. Goldstein did not pay any consideration for the shares of Class B Common Stock underlying the First Tranche PRSUs, which vested in connection with completion of the Business Combination, and which were subsequently settled for shares thereafter. Additional information concerning the First Tranche PRSUs and the Founder Grant award agreement entered into by and between Mr. Goldstein and Legacy Archer prior to the Business Combination is provided in Item 6, hereinbelow.

All of the shares of Class A Common Stock beneficially owned by Capri were acquired on the Closing Date in consideration for a cash payment made pursuant to the PIPE Subscription Agreement in a private placement transaction which occurred concurrent with the closing of the Business Combination. The source of funds for Capri’s purchase of the shares acquired pursuant to the PIPE Subscription Agreement was its working capital, derived from a contribution of personal funds to Capri by Mr. Goldstein.

The preceding summary is qualified by reference to the full text of the Business Combination Agreement and form of PIPE Subscription Agreement, which are filed as Exhibits 99.2 and 99.3, respectively, hereto and which are incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D remains unmodified, except as follows: (i) any references therein to the “Reporting Person” shall be amended hereby to refer instead to both of the Reporting Persons and (ii) the Reporting Persons note that no future sales of the Issuer’s securities are planned currently, although future sales could be required in connection with any future vesting of the remaining tranches of the Founder Grant.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)	All percentages set forth in this Item 5 were calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 174,288,615 shares of the Issuer’s Class A Common Stock outstanding as of June 27, 2022, based on information provided by the Issuer.

As of June 24, 2022 (the “Sale Date”), which is the date as of which the Reporting Persons became obligated to file this Amendment, the Reporting Persons may be deemed to beneficially own, for purposes of Rule 13d-3(d)(1)(i) of the Exchange Act, an aggregate total of 34,317,931 shares of the Class A Common Stock of the Issuer, which represents 16.5% of the Issuer’s outstanding Class A Common Stock, and which includes an aggregate 34,217,931 shares of Class B Common Stock which are convertible at any time into an equal number of shares of Class A Common Stock at the election of the holder or automatically upon certain transfers. The Reporting Persons did not, and do not, have the right to acquire any additional shares of Class A Common Stock within sixty days of the Sale Date or the date of this Amendment.

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As of the Sale Date, and as of the date of this Amendment, assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into shares of the Issuer’s Class A Common Stock, Capri may be deemed to have: (i) sole power to vote and dispose, or direct the vote and disposition of, 0 shares, or 0.0%, of the Issuer’s Class A Common Stock and (ii) shared power to vote and dispose, or direct the vote and disposition of, 27,856,278 shares, or 13.4%, of the Issuer’s Class A Common Stock.

As of the Sale Date, and as of the date of this Amendment, assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into shares of the Issuer’s Class A Common Stock, Mr. Goldstein may be deemed to have: (i) sole power to vote and dispose, or direct the vote and disposition of, 6,461,653 shares, or 3.1%, of the Issuer’s Class A Common Stock and (ii) shared power to vote and dispose, or direct the vote and disposition of, 27,856,278 shares, or 13.4%, of the Issuer’s Class A Common Stock.

(c)	On the Sale Date, Mr. Goldstein converted 2,700,000 shares of the Issuer’s Class B Common Stock into an equal number of shares of Class A Common Stock and sold all of such securities in a broker-assisted auction transaction, with the prior approval of the Issuer’s Board of Directors. The purpose of the sale was to generate a sum of cash that approximated the income taxes and related costs he previously incurred relating to the vesting of the First Tranche PRSUs on April 14, 2022.

Except as described in this Amendment, neither of the Reporting Persons has engaged in any transactions in the Issuer’s capital stock in the past sixty days.

(d)	To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s capital stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating the discussion set forth in Item 3, hereinabove, as well as the incorporation of Exhibits 99.2 and 99.3 by this reference. Item 6 of the Schedule 13D is further amended and supplemented by the addition of the statements set forth hereinbelow.

Agreements with the Issuer Concerning the Vesting of Certain Shares

On November 21, 2019, the Reporting Persons and Legacy Archer entered into that certain Stock Restriction Agreement (the “Restriction Agreement”), pursuant to which the Reporting Persons agreed that certain shares of the capital stock of Legacy Archer would be subject to a lapsing right of repurchase by Legacy Archer in accordance with a vesting schedule as more specifically provided in the Restriction Agreement. The Reporting Persons further agreed not to assign, encumber or dispose of any interest in unvested shares that are subject to the Restriction Agreement. Upon completion of the Business Combination, the Issuer assumed all rights of Legacy Archer under the Restriction Agreement and, accordingly, the Issuer retained the right to repurchase any unvested shares of the Issuer’s securities held by the Reporting Persons in the event Mr. Goldstein ceases to provide services to the Issuer. As of the Sale Date and as of the date of this Amendment, 3,145,517 shares (the “Unvested Restricted Shares”) of the Issuer’s capital stock held directly by Capri remained unvested and subject to the Issuer’s aforementioned right of repurchase and prohibition on assignment, encumbrance or disposition.

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On November 3, 2020, Mr. Goldstein was granted a stock option by Legacy Archer under its 2019 Stock Plan (the “Legacy Archer Plan”) and pursuant to the terms of the Stock Option Agreement (the “Legacy Option Agreement”) executed by and between Mr. Goldstein and Legacy Archer in connection therewith. On November 21, 2020, Mr. Goldstein early exercised his entire stock option pursuant to an early exercise provision of the Legacy Option Agreement, which provided that all shares acquired through early exercise would remain subject to a lapsing right of repurchase by Legacy Archer, in accordance with the vesting schedule set forth in the Legacy Option Agreement. Upon completion of the Business Combination, the Issuer assumed all rights of Legacy Archer under the Legacy Option Agreement and, accordingly, the Issuer retained the right to repurchase any unvested shares of the Issuer’s securities held by Mr. Goldstein in the event he ceases to provide services to the Issuer. As of the Sale Date and as of the date of this Amendment, 943,106 shares (the “Unvested Option Shares” and, together with the Unvested Restricted Shares, the “Unvested Shares”) of the Issuer’s capital stock held directly by Mr. Goldstein remain unvested and subject to the Issuer’s aforementioned right of repurchase pursuant to the Legacy Option Agreement.

The preceding summary is qualified by reference to the full text of the: (i) Form of Restriction Agreement; (ii) Form of Legacy Option Agreement; and (iii) Legacy Archer Plan, which are filed as Exhibits 99.4, 99.5, and 99.6, respectively, hereto and are incorporated herein by reference.

Founder Grant Award

On the Closing Date, pursuant to the terms of the Business Combination Agreement, and subject to completion of the Business Combination, Mr. Goldstein was granted 20,009,224 performance-based restricted stock units (the “Founder Grant”), pursuant to the Issuer’s Amended and Restated 2019 Stock Plan (the “2019 Plan”). Pursuant to its terms, the Founder Grant vested or vests for up to seven (7) years following the Closing Date in four (4) equal tranches subject to the achievement of the earlier to occur of: (i) a milestone linked to the Issuer’s stock price (each, a “Stock Price Metric”) or (ii) certain performance-based milestones (each, a “Business Performance Metric” and, together with the Stock Price Metric, the “Performance Metrics”), with each of the four (4) tranches of the Founder Grant being subject to a unique Stock Price Metric and Business Performance Metric.

Pursuant to its terms, vesting of the Founder Grant is generally subject to Mr. Goldstein’s continued employment with the Company through each applicable vesting date, unless Mr. Goldstein’s employment were earlier terminated by the Issuer without “cause” or by Mr. Goldstein for “good reason;” in either such case, the terms of the Founder Grant provide that the Founder Grant would remain outstanding and capable of continued vesting for a period of fifteen (15) months following the date of Mr. Goldstein’s termination of employment.

The Business Performance Metric for the First Tranche PRSUs was the completion of the Business Combination and FAA approval of the Issuer’s G-1 Certification Basis. As noted in Item 3, hereinabove, the First Tranche PRSUs were deemed to have vested on the Closing Date pursuant to the terms of the Founder Grant. As also noted in Item 3, hereinabove, First Tranche PRSUs were subsequently settled and delivered to Mr. Goldstein as soon as reasonably practical thereafter, on April 14, 2022. In connection with this vesting, the Issuer did not permit Mr. Goldstein to enter into a sell to cover transaction to fund the payment of tax withholding obligations at that time. Therefore, Mr. Goldstein personally satisfied approximately $10 million in taxes on this vesting using his personal funds.

The preceding summary of the terms of the Founder Grant is qualified by reference to the full text of: (i) the employment offer letter, dated September 16, 2021, by and between the Issuer and Adam Goldstein (the “Offer Letter”); (ii) the 2019 Plan; and (iii) the Issuer’s form of restricted stock unit grant package (the “RSU Award Agreement”) for awards of restricted stock units made pursuant to the 2019 Plan. The Offer Letter, the 2019 Plan, and the RSU Award Agreement are filed as Exhibits 99.7, 99.8, and 99.9, respectively, hereto and are incorporated herein by reference.

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Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following Exhibits:

Exhibit 99.2: Amended and Restated Business Combination Agreement, dated as of July 29, 2021, by and among Atlas Crest Investment Corp., Artemis Acquisition Sub Inc., and Archer Aviation Inc., incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39668) filed with the SEC on July 29, 2021.

Exhibit 99.3: Form of Subscription Agreement, incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-39668) filed with the SEC on February 10, 2021.

Exhibit 99.4: Form of Stock Restriction Agreement, filed herewith.

Exhibit 99.5: Form of Stock Option Agreement, filed herewith.

Exhibit 99.6: Legacy Archer 2019 Stock Plan, filed herewith.

Exhibit 99.7: Employment Offer Letter, dated September 16, 2021, by and between the Issuer and Adam Goldstein, incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K (File No. 001-39668), filed with the SEC on September 22, 2021.

Exhibit 99.8: Amended and Restated 2019 Stock Plan of the Issuer, incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 001-39668), filed with the SEC on September 22, 2021.

Exhibit 99.9: Form of Restricted Stock Unit Grant Package under the Issuer’s 2019 Equity Incentive Plan, incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K (File No. 001-39668), filed with the SEC on September 22, 2021.

Exhibit 99.10: Joint Filing Agreement, dated June 28, 2022, filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2022	/s/ Adam Goldstein
Adam Goldstein

Dated: June 28, 2022	CAPRI GROWTH LLC
	By:	/s/ Adam Goldstein
Adam Goldstein, Managing Member